FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

27 March 2017 15:00 BST

TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

AstraZeneca PLC (the Company) announces that, on 24 March 2017, certain Persons Discharging Managerial Responsibilities of the Company (PDMRs) were each granted awards of the Company's ordinary shares of $0.25 each (Ordinary Shares) or of American Depositary Shares (ADSs) under the terms of the AstraZeneca Deferred Bonus Plan (AZDBP) and the AstraZeneca Performance Share Plan (AZPSP), as detailed in the table below. Two ADSs are equivalent to one Ordinary Share.

PDMR	Ordinary Shares awarded under the AZDBP	ADSs awarded under the AZDBP	Ordinary Shares awarded under the AZPSP	ADSs awarded under the AZPSP	Award price per Ordinary Share / per ADS
Pascal Soriot	7,968		125,009		£48.80
Marc Dunoyer	4,262		59,439		£48.80
Sean Bohen		3,452		97,507	$30.88
Mark Mallon		2,503		82,190	$30.88

The AZDBP award represents the portion of each PDMR's annual bonus for 2016 that they are required to defer into shares. The Ordinary Shares and ADSs awarded under the AZDBP are subject to a three-year holding period (24 March 2017 to 23 March 2020).

The AZPSP award is subject to a combination of performance measures focused on scientific, commercial and financial performance assessed over a three-year performance period (1 January 2017 to 31 December 2019). The AZPSP award will vest on the third anniversary of the date of grant, other than the awards granted to the Executive Directors, Mr Soriot and Mr Dunoyer, which will be subject to a further two-year holding period before vesting.

Details of the performance measures attached to the AZPSP award can be found in the Directors' Remuneration Report within the AstraZeneca Annual Report and Form 20-F Information 2016, which is available on the Company's website at www.astrazeneca.com/annualreport2016.

The Company also announces that, on 24 March 2017, Mr Bohen was granted an award of 48,753 ADSs under the terms of the AstraZeneca Restricted Share Plan (AZRSP) at an award price of $30.88 per ADS. The ADSs awarded under the AZRSP are subject to continued employment and will vest on the third anniversary of the date of grant.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of Autoimmunity, Neuroscience and Infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 March 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary